



Masa y Mas LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $100,000

Offering End Date: August 28, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Masa y Mas LLC

Founded: November 19, 2020

Address: 2701 8th Street, #109
Berkeley, CA 94710

Industry: Perishable Food Manufacturing

Employees: 3

Website: https://www.bolitamasa.com/

Use of Funds Allocation:

If the maximum raise is met:

$93,000 (93.00%) – of the proceeds will go towards working capital- equipment and inventory
$7,000 (7.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 9,144 Followers





Business Metrics:

	FY23	FY24	YTD 6/30/2025
Total Assets	$216,792	$217,847	$224,109
Cash & Cash Equivalents	$37,614	$27,669	$32,931
Accounts Receivable	$0	$0	$0
Short-term Debt	$2,996	$10,340	$15,483
Long-term Debt	$191,997	$182,654	$177,499
Revenue	$268,785	$334,694	$184,615
Cost of Goods Sold	$71,219	$91,698	$37,355
Taxes	$0	$0	$0
Net Income	$44,876	$63,372	$43,104

Recognition:

Masa y Mas LLC (DBA Bolita)'s mission is to bring little balls of homemade masa to second-generation Latinos, who, like owner Manny Galvan, have never experienced the taste of an organic, freshly made tortilla from corn you'd get from a small neighborhood molino (mill) in Mexico. By offering ready-to-go dough that only needs to be kneaded and pressed, they hope to eliminate one step of anxiety when it comes to making tortillas and sopes at home.

About:

Masa y Mas LLC (DBA Bolita) brings fresh masa to the Bay Area. They exclusively make their masa with Mexican landrace maíz and use local and organic ingredients for their rellenos, salsas, and guisados. Fostering exploration, connection and reclaiming identity has always been their goal.

For more information, contact our Customer Support Team at support@thesmbx.com

